August 6, 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Delphi Properties, Inc., Delphi Properties Holdings, LLC and Delphi Corporation
Registration Statement on Form S-11 and Form S-3 filed March 28, 2003
File Nos. 333-104130, 333-104130-01, 333-104130-02

Ladies and Gentlemen:

On March 28, 2003, Delphi Corporation, Delphi Properties, Inc., and Delphi Properties Holdings, LLC (the “Registrants”) filed the above referenced registration statement (the “Registration Statement”) with the Commission. The Registration Statement was last amended in Amendment No. 7 on July 30, 2003. The Registrant has not requested effectiveness of the Registration Statement and has not sold any securities in connection with the proposed offering. The Registrant has decided, due to market conditions and recent issuances of trust preferred securities, not to proceed with the issuance of securities under the Registration Statement at this time. Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement, including all amendments and exhibits thereto.

If you have any questions regarding this, please do not hesitate to contact our Vice President and General Counsel, Logan G. Robinson, at (248) 813-2000, or Robert Evans III, of Shearman & Sterling LLP, at (212) 848-4000.

Sincerely,

Delphi Corporation	Delphi Properties, Inc.	Delphi Properties Holdings, LLC
(By Delphi Properties, Inc., its Agent)

By: /s/ Alan S. Dawes	By: /s/ John G. Blahnik	By: /s/ John G. Blahnik
Alan S. Dawes	John G. Blahnik	John G. Blahnik
Chief Financial Officer	Chairman of the Board,	Chairman of the Board, Chief
(Principal Financial Officer)	Chief Executive Officer and President	Executive Officer and President of
Delphi Properties, Inc.